Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Nine Months Ended September 30,
(dollars in thousands)	2009(2)	2010(2)	2011	2012	2013	2014	2013
Net income (loss)	$(58,598)	$(38,970)	$6,858	$7,890	$40,139	$45,635	$29,953
Income tax expense (benefit)	(36,459)	(22,746)	5,542	8,242	22,841	33,806	17,505
Fixed charges	268,441	254,098	239,842	227,520	221,584	138,316	168,450

Earnings	173,384	192,382	252,242	243,652	284,564	217,757	215,908

Interest expense, net	196,520	185,681	170,524	156,762	146,112	80,673	112,143
Rents under leases representative of an interest factor (1/3)	71,556	68,052	68,953	70,393	75,107	57,370	56,034
Preferred dividends	365	365	365	365	365	273	273

Fixed charges	268,441	254,098	239,842	227,520	221,584	138,316	168,450

Ratio of earnings to fixed charges	0.6x	0.8x	1.1x	1.1x	1.3x	1.6x	1.3x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $61.7 million and $95.1 million, respectively.